Exhibit 99.1

December 9th, 2025

Position Statement by Institutional Investors and Shareholders

To:

The Shareholders of ZIM Integrated Shipping Services Ltd.

Without Prejudice

Dear Sir or Madam,

Subject: Position statement on behalf of institutional investors and shareholders in advance of the annual and extraordinary general meeting to be held on 26.12.2025

Ahead of the annual and extraordinary general meeting scheduled for 26 December 2025 and of which the agenda includes, among other things, the reappointment of members of the Board of Directors serving at ZIM Integrated Shipping Services Ltd. (hereinafter: “the Company” or “ZIM”), the shareholders Mor Gemel Pension Ltd., Reading Capital Ltd., Sparta 24 Ltd. and other shareholders (hereinafter: “The Group”) herewith submit a statement that outlines their position.

The Group holds more than 8% of the Company's shares. The submission of this position statement follows the Company's disclosure filing dated 20 November 2025.

Introduction

1.
Over an extended period, a significant distortion has existed within the Company: a persistent and abnormal gap between the Company’s asset value, equity, and cash reserves, on the one hand, and the market value of its shares, on the other.. The Company's cash balances amount to $3 billion, more than fifty percent above the Company's value of only $1.9 billion[1], and this while entirely disregarding the Company’s other assets and operating profits, which in themselves are worth additional billions of dollars.

1 As of November 11, 2025, the date when the institutional investors and shareholders approached the Company's board of directors demanding a revision to the current composition of the board of directors, and a proposal to appoint three independent candidates to the board on their behalf.

2.
In the background of this distortion lie concerns and rumors that have been spreading across the financial media without a proper disclosure to investors as required by law, alleging that the Company's management (CEO Eli Glickman, together with five other senior executives) seek to exploit the cash reserves and the absence of a controlling shareholder, when Less than four months after the former controlling shareholder sold its holdings \, the Company’s management began planning a Management Buyout (MBO).

3.
These rumors were recently substantiated when the Company disclosed to investors, for the first time officially and in highly abbreviated form, that CEO Eli Glickman, together with businessman Rami Ungar, had submitted a proposal several months earlier to acquire the Company. The details of this proposal were not disclosed, nor is it known whether the proposal was submitted solely by the CEO and Rami Ungar, or whether five additional senior executives are also participants.

4.	According to rumors, the offer is to acquire the company at a value of approximately $2.4 billion, or $20 per share.

5.
The conduct of the CEO and the senior executives, attempting to acquire the Company at a price far below its asset value, and even below its cash reserves, while operating under a severe and inherent conflict of interest, raises serious concerns of exploiting exploitation of informational advantages and corporate power in order to secure the adoption of measures that will benefit them, and about a deliberate attempt to harm shareholders for their own personal gain.

6.
There are concerns that the board of directors may be complicit in this improper conduct by not acting in the best interests of the shareholders, and by permitting conflicts of interest and an absence of transparency vis-à-vis investors to persist, over an extended period.

7.
The Group has concerns that the board of directors is acting in concert with management, or at least, that the board approves of and does not prevent the CEO and management from concealing the Company's actual and high financial value from its shareholders, in furtherance of a scheme to acquire the Company at the lowest possible share price.

8.
This conduct raises concerns about actions that run counter to the interests of shareholders, who are interested in the generation of real value, such that would result in dividend payouts and/or share buybacks (at a time when shares are trading at a price well below asset value), or the sale of the Company at a price that would be appropriate given its true value.

9.
The serious conflict of interest requires that the board of directors examine the matter, provide full disclosure to investors about that, and order the termination of the CEO and the managers involved, or at the very least announce their suspension pending the completion of a review process for the offers related to the acquisition.

10.
The board should have taken such action when rumors started circulating in March about management's planned takeover of the Company. It should have prevented those executives that in conflict-of-interest to conduct conference calls about financial results with the Company’s investors (calls which are held following the release of financial statements) without having submitted a full disclosure of their intentions to acquire the Company and the possibility that it was in their interest to make investors believe that the Company’s value was low.

11.
These circumstances require changes in the composition of the Board of Directors, which was last appointed during the previous controlling shareholder's term (with two board members who had been affiliated with the former shareholder recently having resigned), such that the board will include independent directors who have no connection to management. Changing the composition of the board will help preserve and faithfully serve the interests of all the Company’s shareholders, including through the implementation of beneficial actions to enhance shareholder value and to reduce the unusual and persistent difference between the Company's asset value, equity and cash balance on the one hand, and the market value of its shares on the other.

12.
We note that the Company is owned by its current shareholders and not by its management, nor by any members of the board of directors. The board of directors must be faithful to the interests of the Company’s shareholders, rather than to its management or the Company's previous shareholders.

13.	For the reasons noted above and detailed below, the Group convinces that the shareholders should act as follows:

•
To vote in favor of the appointment of the following three director candidates that are being nominated on behalf of the shareholders: Dr. (CPA) Keren Bar-Hava, Mr. Ron Hadassi and Mr. Ran Gritzerstein, whose CVs are attached as Appendix 1 to this position statement.

Abstentions on the nomination of other candidates, or votes against the other candidates, will increase the likelihood of the proposed candidates being elected.

•
To oppose the compensation policy being proposed by the Company, which awards high bonuses to the Company's executives, executives that acts against the interests of the Company and its shareholders. Also, any future bonuses should be tied to actual stock performance.

Appointment of the candidates proposed by the Group will serve all shareholders’ interests

14.	Our proposed director candidates bring extensive skills and experience from a broad range of activities and have a track record at leading companies.

15.	The Group supports any action that generates value for all shareholders, in particular the sale of the Company or parts of the Company.

16.
The proposed directors’ candidates will support any action that serves the interests of the Company, while safeguarding the best interests of the shareholders including the duty to maximize shareholder value. As directors they will act to prevent shareholders from being exploited in any way and will work to ensure that an appropriate competitive process is established for the sale of the Company, with the aim of obtaining the best offer for the shareholders, as opposed to an idle process that aims to justify a low price for the management team.

17.	The proposed directors will act in the best interests of all shareholders, and they will ensure that the Company acts in the best interests of the shareholders, in the following way:

•	Maximizing the value to shareholders in the event the Company is sold.

•	Performing an analysis of required cash balances in practice and distributing the main part of the $3 billion cash on hand as a dividend to shareholders.

•
Executing the sale of assets and transfer of leases to third parties (while realizing the surplus value inherent in such transactions and eliminating the need to secure leases with cash), in order to increases the amounts that can be distributed to shareholders.

•
Presenting the Company's balance sheet on a mark-to-market basis (adjusting for fair value), which will aid transparency for investors, to narrow the disparity between the Company's market value and its true asset value.

This step is required due to the company's asymmetric policy of recording write-downs when the market value of its assets declines below book value, while on the other hand, not accounting for equity gains when assets climb beyond book value, or when the justification for the write- down no longer exists.

•
Ending the Company's pursuit of higher market share without consideration for the low value placed by the market on assets that the Company has been purchasing and leasing at full price, especially because prior to the Group's activate move, the Company was trading at approximately 50% of its cash balances, or 35% of its reported equity (which is by itself only half of the true equity value on a mark-to-market basis). All decisions about the Company's optimal size will be subordinated to the primary goal of maximizing shareholder value.

•
Listing shares for trading also on the Tel Aviv Stock Exchange. This will bring about the listing of the shares in Israeli share indices and their subsequent exposure and availability for mutual funds and ETFs that track these indices. The dual listing of the shares will also expand the circle of Israeli private investors, due to the convenience of their investment and the tax advantages that relate to holding securities listed in Israel. Such developments will create new and substantial demand for the shares and generate additional value for shareholders.

Shareholders have a fundamental right to determine the identity of the board of directors

18.
On 11 November 2025, the Group filed a request with the Company's Board of Directors for the inclusion of its proposal in the agenda of the annual and extraordinary general meeting for the appointment of three new candidates to the Board of Directors: Dr. (CPA) Keren Bar-Hava, Mr. Ron Hadassi and Mr. Ran Gritzerstein.

19.
The request was made given the prevailing circumstances, including the fact that the current board of directors was appointed during the term of the previous controlling shareholder of the Company, and that three of its members had been identified with the previous controlling shareholder.

20.
In its letter, the Group insisted that a revision to the composition of the board of directors would help preserve and faithfully serve the interests of all shareholders, by increasing the value of its shares. Furthermore, members of the Group emphasized that the revision was even more necessary considering the current and expected business moves being planned by the Company for the next operating year.

21.
The Company did not submit any filing to the SEC regarding the Group's request to the board of directors and conversely, it even reported that the group did not attempt to contact the board of directors, creating a false representation.

22.
Approximately one week later, two members of the board of directors, affiliated with the previous controlling shareholder, resigned due to “personal circumstances” (after having submitted their candidacy for another term about a week and a half earlier). This hasty move raises concerns that the purpose is to circumvent the principle that appointments to the board of directors rely on the supremacy of shareholder authority, and to maintain control over the composition of the board of directors, the board itself decided on the appointment of two new directors (Messrs. Yoram Turbovitch and Yair Avidan).

23.
All these developments occurred against the backdrop of the Group's request for the appointment of its own director candidates, which had been delivered a few days earlier, and the upcoming general meeting that had been scheduled to be held precisely one month later, for which the matter of appointing directors in the Company was on the agenda.

24.
In combination with this hasty appointment, the chairman of the board of directors recommended that shareholders vote at the upcoming meeting in favor of the txisting board maebers, including two new directors elected on his behalf, and against the three directors proposed by the Group's shareholders.

25.
The Group is of the opinion that shareholders have a fundamental right to determine the identity of the board of directors and to effectively dictate its composition. The shareholders are the de facto owners of the Company, and as investors who invest their own capital in the Company, they bear the risk and are entitled to any profits received. The appointment of a board of directors other than by its shareholders triggers a break from investors and their interests.

26.	External appointments by investors, rather than by the board itself, are intended to ensure that the board is independent, objective, committed, subject to scrutiny and replaceable.

27.
The hasty move by the board of directors to appoint two new directors, on the eve of the general meeting and shortly after the Group's request, which changes the starting point of the meeting and “locks” the composition, creates a structurally unfair advantage over the candidates being proposed by the Group of shareholders. The move raises concerns about an abuse of authority by the chairman of the board, with respect to powers that are preserved for emergency circumstances only, and which bypass the democratic mechanism, in circumstances that are marked by the shadow of personal interests in the selection of the identity of the board at a time when proposals to acquire the Company are landing on its desk.

Corporate governance failures at the Company and management's actions against shareholders

28.
An observation from the outside of the Company's conduct reveals fundamental failures in corporate governance at the Company, which may harm the proper functioning of the Company and its purpose to generate profits, as well as the fulfillment of the board of directors’ missions of supervision and control, and their safeguarding of shareholders’ interest vis-à-vis the management team.

29.	Below we refer to several failures.

30.
Failures in reporting – The Company has failed in its obligations for transparency and full disclosure to investors, a failure that generates, among other things, a severe crisis of trust towards the Company's managers and the board of directors. Information gaps have emerged between various investors, fueled by rumors in the press and leaks from insiders. These come on the back of a large volume of information flows within the Company (including to the Company's workers representative committee), which reach some investors—giving them an advantage.

31.
During the last nine months, the Company's management has been plotting a takeover of the Company without having issued any official disclosure to investors, amid an accumulation of press reports about the move, which have been circulating in the background, and with the Company's management, for their part, adhering to a policy of “no-comment”. The board of directors has also refrained from addressing investors directly, despite the conflict of interest.

32.
Information has been disseminated to investors through leaks to the press, rather than through official corporate releases that are distributed to all investors equally. There are concerns that solely because of pressure from the Group, the Company issued a laconic official statement about the CEO's offer, and the sale process, which was immediately complemented by more detailed leaks to the press that included details about the CEO's offer being rejected and the receipt of a higher offer. Investors are forced to weigh the details the Company is conveying through such leaks and whether they may or may not be correct.

33.
The Company treads a fine line between legal and illegal reporting to investors, as opposed to a policy of complete transparency that provides investors with maximum information flows through official channels, i.e. going beyond its legal obligations.

34.
Even when official disclosures have been made, these have come at a very advanced stage of the process, after discussions have matured into a takeover bid and only after pressure exerted by the Group and its activist approach for the appointment of independent directors. The Company’s disclosure was extremely lacking, with few accounts of the proposal’s details, or whether this was a proposal submitted by the CEO acting alone (together with Mr. Unger), and whether it was shared by five other senior managers (VPs of Operations, Finance, Legal, etc.). These are certainly material details, considering the positions of these individuals in the Company.

35.
The Group views this conduct seriously, and as mentioned, the inherent conflict of interest required the board of directors to examine the matter when rumors began to circulate, and to provide a complete disclosure to investors.

36.
Furthermore, the Company did not issue a report about the Group's request to the board of directors that the agenda of the upcoming general meeting include the appointment of its proposed new directors.

37.
The Company did not provide a full disclosure in explaining the resignation of the two directors, who had allegedly resigned due to “personal circumstances”, when only a week and a half earlier they had submitted their candidacy for another term. There is concern that the resignations came in response to the Group’s request noted above, and that the Company chose to deliberately conceal this reason, maintaining a vague veil of “personal circumstances”, when in fact these are circumstances that possibly relate to the Company's own conduct and operations, which must be presented to investors.

38.
Similarly, the Company did not provide information about the hasty, and seemingly abrupt appointment of the two new directors who were appointed in their place, which was done as mentioned without shareholder approval, at a time when a general meeting had already been scheduled to precisely discuss this matter.

39.
Failures in the Company's financial reporting - The Company does not report the true value of its assets in its financial statements, thus creating a low market value for the Company. There are concerns that this conduct is related to the direction being taken by management, which seeks to take over the Company (at the lowest possible price).

40.
Procedural failures in the appointment of the two new (temporary) directors – As mentioned above, the appointment of the two directors, which was made abruptly, shortly after the Group's request, raises concerns about the Chairman of the Board of Directors’ abuse of authority, when such action can only be justified by an emergency, as it bypasses the democratic mechanism for shareholders to select the composition of the Board of Directors at the general meeting.

41.
You are hereby required to publish this position statement to all shareholders immediately upon its receipt, i.e. not one day before the general meeting, in accordance with the obligations applicable to the Company, and in a manner that will enable all investors to make an informed decision on the matter.

42.	All claims and rights are expressly reserved.

Respectfully submitted,

Ophir Naor, Adv.	Adi Granot, Adv.	Shenhav Yaakov, Adv.

Naor-Gersht, Law Firm

Dr. Keren Bar-Hava, CPA (Israel)

Address: 14 Rehan Street, Herzliya, Israel
Home: +972-77-344-3550 | Mobile: +972-50-240-9898
Email: kbarhava@huji.ac.il

Professional Profile

Senior board director and corporate governance expert with 18 years of board service across diverse sectors, including banking, insurance, mutual funds, and real estate. Possesses extensive experience in audit oversight, financial reporting quality, risk management, and organizational culture, including prior service on the board of a NASDAQ-listed company. Faculty member and Head of the Accounting Program at The Hebrew University Business School, and author of leading research on director behavior, disclosure integrity, and AI-driven financial reporting. Serves as chair and member on audit, compensation, risk, and financial reporting committees across public and financial institutions, and is currently serving a third term on the Israeli Council of Certified Public Accountants. Featured contributor in The Wall Street Journal, Financial Times, and The Economist.

Education

Ph.D., Business Administration (Finance & Accounting), Tel Aviv University, 2008
Dissertation: Predictive Ability of Capital Markets and Corporate Managers Advisors: Prof. Roni Offer and Prof. Eli Amir

Certified Public Accountant (Israel), 2003

M.A., Economics, Tel Aviv University, 1999

B.A., Economics and Accounting, Tel Aviv University, 1997

Academic Appointments

2014-present
Senior Lecturer (Tenured), School of Business Administration, The Hebrew University of Jerusalem
Courses: Financial Accounting, Accounting Theory, Capital Markets & Reporting, Research Seminar, Derivatives

2009
Post-Doctoral Fellow, Stern School of Business, New York University

2008-present
Senior Academic Faculty, The Hebrew University of Jerusalem

2001-2002
Lecturer (MBA Program), Tel Aviv University - Corporate Finance, Investments

2000-2008
Lecturer, Interdisciplinary Center Herzliya (IDC) - Microeconomics, Intro to Finance, Investments

Board and Professional Leadership Experience

2025-present
External Director, Urbanica Group - Chair, Audit & Financial Reporting Committee

2025-present
Board Member, MATAN - Investors in the Community

2022-present
Expert Economic Opinions for Courts (litigation, valuation, regulatory and governance failures)

2022-2024
Director, Migdal Holdings and Migdal Insurance
Member: Audit, Risk, and Technology Committees

2021-present
External Director, Rimon Consulting Group - Chair: Audit, Financial Reporting & Compensation Committees

2021-present
External Director, Icon Group - Chair: Financial Reporting Committee

2019-2022
External Director, Revad Group - Audit, Compensation and Reporting Committees

2018-2022
Representative, Magen David Adom Supervisory Council, on behalf of the Institute of CPAs

2017-2020
Board Member, Hebrew University Employees' Pension Fund - Audit & Compensation Committees

2016-2022
External Director, CAL - Israel Credit Cards
Chair: Derivative Claims Committee, Audit Committee, Compensation Committee Member: Technology, Strategy & Banking Committees

2015-2016
Independent Director, Alon Blue Square Ltd. (NASDAQ: BSI)
Member: Audit, Financial Reporting & Compensation Committees

2010-2015
Plenary Member, Israel Securities Authority
Committees: Finance, Audit, Secondary Markets, Prospectus Regulation, Sanctions & Tenders

2006-2009
External Director & Chair, Audit Committee, Hellman-Aldubi Mutual Funds

2007-2008
External Director & Chair, Audit Committee, Adri-El Real Estate

1996-2003
Chief Financial Officer, Private Advertising & Media Company

Additional Academic and Public Roles

•	2024-present: National Committee for Promoting AI in the Israeli Economy, Institute of CPAs
•	2024-present: Editorial Board, Corporate Governance and Organizational Behavior Review
•	2020-2024: Editorial Board, Journal of Finance and Accounting
•	2022-2024: Chair, Accounting Advisory Committee to Registrar of Cooperatives
•	2021-present: Public Committee for Knesset Members' Compensation
•	2019-2021: Advisory Committee, Israel Accounting Standards Board
•	2012-present: Head of Accounting Program, The Hebrew University
•	2010-2019: Head, EMBA in Financial Management for CPAs

Selected Media Contributions

Featured in:
The Wall Street Journal, Financial Times, The Economist, Calcalist, Globes, TheMarker

Coverage themes: Board oversight, toxic board dynamics, ESG governance, AI in financial reporting.

Publications and Book

Book (2017): Between the Numbers: Financial Statements, Business Management and Interpretation (with Itamar Ben-Meir)

Ron Hadassi

Hod HaSharon | 052-6076236 | ron@bfgroup.biz | Married+4 | lsraeli citizenship

Education

•	Bachelor's degree in Economics, Political Science, and Law from Tel Aviv University.
•	Licensed Attorney since 1995.
•	M.B.A. in Business Administration from Tel Aviv University, with a specialization in Finance and Marketing.

Professional Experience - Last 5 Years

Aug 2025 - Present | External Director, Pacific -oak
2025 - Present | External Director, The Zarasai Group Ltd
2024 - Present | External Director, Schnib Paper lndustries Ltd
2014 - 2024 | CEO and Chairman of the Board, Elbit lmaging Ltd - Starting from January 2025, Chairman of the Board.
2014 - 2024 | CEO and Chairman of the Board, Medical Technologies Ltd
2023 - Present | Director, Hertz Properties Group Ltd
2022 - Present | Director, Carmel Corp Ltd
2014- Present | Director, Carmel Wineries Ltd (Subsidiary- Private Company)
2021- Present | External Director, Barkat Real Estate Financing
2020 - Present | Director, QualiTau Ltd
2020 - Present | Trustee, Starwood West Limited
2019 - Present | Trustee, Brookland April Limited
2014 - Present | Executive Director, Plaza Centers N.V.
2009 - Present | Director, lskoor Group - Metals and Steel Ltd (Private Company)
2009 - Present | Owner & Managing Director, Ligia Hadassi Management and lnvestments Ltd - a family-owned company providing management and investment services.
Present | Lecturer in Banking and Finance, The Hebrew University and the School of Economics at the College of Management
Present | Lecturer in Director Certification Course, The Hebrew University

Previous Positions Held

Until May 2025 | External Director, Brack Capital Properties L.t.d
Until May 2025 | Director, Oil Refineries Ltd (Bazan)
Until January 2025 | Director, lntergamma lnvestment Company Ltd

Until August 2024 | Director, Shufersal Ltd and its subsidiary Shufersal Real Estate
2021 | External Director and Chair of the Audit Committee, Psagot Securities Ltd
2017 - 2020 | lndependent Director, A. Luzon Real Estate and Finance Ltd
2014 - 2020 | Director, lnSightec Ltd - a company in the medical technology sector
2007 - 2016 | Vice Chairman, Shufersal Ltd
Until 2016 | Vice Chairman of the Board, lsraelom Assets Ltd
Until 2016 | Vice Chairman of the Board, Palace lndustries Ltd
Until 2015 | Chairman of the Board, Nannette Real Estate Company - engaged in residential real estate in Central and Eastern Europe.
From 2012 to 2014, also served concurrently as CEO of the company.
Until 2014 | CEO, Bronfman-Fisher Group - led, among other things, the acquisition of the controlling interest in Discount Bank from the lsraeli government in 2005.
2005 - 2012 | Chairman of the Board, Livna Tzafoni Ltd - lKEA lsrael franchisee; led the network's development in lsrael.
2011- 2016 | Chairman of the Board, Livna Tzafoni Real Estate Ltd (subsidiary)
1997 - 2019 | Lecturer in Banking and Finance, Reichman University, Herzelia.

Former Board Memberships

•	Director at Blue Square lsrael Ltd
•	Director at Blue Square Real Estate and lnvestments Ltd
•	External Director at Bet Shemesh Engines Holdings Ltd
•	External Director at Naaman Porcelain Ltd
•	Director at Olympia Real Estate Holdings Ltd and its subsidiaries

Previous Positions

•	Head of the Special Credit Unit and Deputy Head of the Corporate Division at the lndustrial Development Bank of lsrael, 1995-2002
•	Director in the bank's subsidiary companies

Military Reserve Service -  1987-2021

Major (Res.) in a Northern Command reconnaissance and intelligence unit

Languages

•	English - High level
•	French - Intrmediate level

Ran Gritzerstein

Curriculum Vitae

Born : 1963 (age 62)
Phone:+972522522554
Email: ron.gritz@gmail.com

Employment
•	1993 - Current: Founder and CEO TITRA LTD. - Cinema and Audiovisual Services/Equipment (Financing. Leasing, Import/Export, Consulting, Installation, Development, Manufacturing, Automation/IT)
•	2024 - Current: Independent/External Director; Suretech Ivestments LLC (Pub.); Insuretech/Fintech
•	2014 - 2021: Director; Qualitau INC (Pub.); Chairmen, Strategic Committee
•	2012 - 2023: COO Israel Activity; Scrabble Entertainment LTD; Leasing/Financing
•	2014 - 2019: Marketing/Sales Consultant; Christie Digital Systems, CA USA UK
•	2015 - 2021; Founder and CEO; Cinepost LTD; Post Production Studio
•	1991 - Current: Manager; Family Real-Estate Portfolio; Commercial/Residential

Education
•	Bsc. ME Aerospace/Energy/Mathematics CUM LAUDE
•	Israeli NAVAL ACADEMY; Machinery/Electricity
•	Singalovsky Trade High school; Electricity/Control

Military Service
•	Israeli NAVY; Missile Ships Chief Machinery/Electricity/Electronics Officer; Major (res.)
•	Instructor NAVAL Academy
•	Instructor Advance Command School

Skills/Expertise
•	Licensed Tugboat Captain
•	Licensed Professional Skipper
•	Licensed Territorial/International Waters Skipper
•	Vast Nautical knowledge (seamanship, navigation, propulsion/mechanical/electrical/electronics systems)
•	Vast Multidisciplinary Technological Knowledge (electromechanical. electro optical, electronics/electricity, control/PLC/Automation, audiovisual
•	Vast Financial Knowledge (finance, leasing, import/export, international trade, real estate)